

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 4, 2017

Taylor L. Reid
Chief Executive Officer
Oasis Midstream Partners LP
1001 Fannin Street, Suite 1500
Houston, TX 77002

   Re: Oasis Midstream Partners LP
     Draft Registration Statement on Form S-1
     Submitted April 7, 2017
     CIK No. 0001652133

Dear Mr. Reid:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Commonly Used Defined Terms, page iv</u>

2.   Please revise so that the Glossary of Terms immediately follows "Commonly Used Defined Terms."

<u>Summary, page 1</u>

<u>Overview, page 1</u>

3.   We refer you to your disclosure in the second paragraph of this section. Please revise to clarify how your midstream operations provide Oasis with higher oil and gas price "realizations."

4.   In footnote 1 to the table at page 2 that highlights key metrics by category across Oasis's gross acreage position, you state, "Substantially all of the acreage outside of [y]our acreage dedication is subject to [y]our [right of first offer]." Please revise to clarify, if true, that your right of first offer on the acreage outside of your acreage dedication only applies if Oasis elects to build and sell assets in these areas when the existing third-party dedication lapses. We note your related disclosure in the risk factor titled "To the extent Oasis shifts the focus of its development" at page 31.

<u>Our Assets, page 3</u>

5.   Please provide further detail with respect to your disclosure at pages 5 and 133 regarding the flexibility of gathering systems. Please explain your basis for the statement that your gathering systems "allow for expansion to new wells for completion with minimal capital expenditures."

<u>About Oasis, page 6</u>

6.   Please update the reserve estimate from the United States Geological Survey — April 2013 Oil and Gas Resource Assessment located at pages 7, 126, and 135, and supplementally provide us with a copy of the source of the updated estimate.

<u>Formation Steps and Partnership Structure, page 11</u>

7.   We note that common units not acquired by underwriters under their option will be issued to Oasis. Expand Item 15 to address the issuance of such units to Oasis.

Risk Factors, page 24

Risks Related to Our Business, page 24

Because a substantial majority of our revenue, page 26

8.   You disclose that you are at risk of non-payment or non-performance by Oasis of its obligations under the listed agreements. Please explain what recourse you would have, including who would take action on your behalf, in such an instance. Please also clarify that your agreements with Oasis include no minimum fees or amounts. If true, disclose that if market conditions so dictate, Oasis would be within its rights to substantially decrease the amount it requests of such other services that it requests from you and therefore deny you those potential revenue streams. Also expand the "Significant Forecast Assumptions" discussion at page 85 to provide more detailed information in that regard.

Our Cash Distribution Policy and Restrictions on Distributions, page 76

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 76

9.   You state in the first bulleted item in the section that your cash distribution policy is subject to certain restrictions, including the financial tests and covenants that your new revolving credit facility will contain. If these expected covenants would have impacted the cash distributions that you could have made during the pro forma periods for the year ended December 31, 2016, or may threaten to impact the forecasted financial period for the twelve months ended June 30, 2018, provide disclosure to that effect. Your discussion should make clear how sensitive your ability to make cash distributions is vis-a-vis the financial ratio covenant limitations.

Significant Forecast Assumptions, page 85

Results and Volumes, page 85

10.   We note your disclosure of Pre-G&A EBITDA here and on page 5. The relevance and usefulness of this measure within the context of your forecast assumptions is unclear. Tell us how you considered whether Pre-G&A EBITDA is a non-GAAP financial measure. In your response, explain how the disclosure of EBITDA excluding general and administrative expenses meets the requirements of Item 10(e) of Regulation S-K and the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures issued on May 17, 2016.

Revenue, page 85

11.   Please define the term "full service midstream system" where you first use it.

Industry, page 119

12.   Please provide us with a supplemental copy of the materials from the North Dakota Industrial Commission upon which you rely for several tabular and textual disclosures which appear throughout your prospectus.

Reimbursement of Partnership Litigation Costs, page 179

13.   We note your disclosure in this section that the phrase "substantially achieves, in substance and amount, the full remedy sought" is subject to judicial interpretation. Please state here whether you intend to interpret and apply this language as broadly as possible.

Financial Statements

Oasis Midstream Partners LP Unaudited Pro Forma Financial Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-6

14.   Please expand the disclosure regarding adjustment (f) and (j) to provide reconciliations of non-controlling interests.

Oasis Midstream Partners LP Predecessor, page F-9

15.   We note you present a supplemental unaudited pro forma balance sheet as of December 31, 2016 reflecting distributions payable to Oasis alongside your historical balance sheet in the filing. Please also present pro forma per share data within your historical financial statements as discussed in SAB Topic 1.B.3.

Exhibits

16.   Please file as exhibits to your registration statement the limited liability company agreements that govern Bighorn DevCo LLC, Bobcat DevCo LLC, and Beartooth DevCo LLC, or explain to us why you do not believe this is necessary.

Taylor L. Reid
Oasis Midstream Partners LP
May 4, 2017
Page 5

Closing Comments

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources